Mail Stop 3561

October 2, 2006

Via U.S. Mail & Facsimile (402) 397-1806
Ms. Robyn Mabe
Vice President and Chief Financial Officer
Western Sizzlin Corporation
1338 Plantation Road
Roanoke, VA 24012

> **Re: Western Sizzlin Corporation**
> **Registration Statement on Form S-3**
> **Filed September 8, 2006**
> **File No. 333-137222**

Dear Ms. Mabe:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

General

1. Please provide a reasonably detailed table of contents on either the inside front or outside back cover page of the prospectus. Refer to Item 502 of Regulation S-K.

2. Please add a section describing any and all material changes in your affairs which have occurred since the end of the latest fiscal year for which certified financial statements were included in the latest annual report to security holders and which

haven not been described in a report on Form 10-Q. Refer to Item 11 of Form S-3. If there are none, please tell us.

3. We do not understand how a market will develop for a short-term purchase right since you are reserving the right to terminate the offering at any time for any reason. A shareholder who receives the right for free might accept such termination but someone who purchased the right might feel aggrieved. We suggest adding language on the front cover highlighting the fact that you might terminate the offering at any time for any reason. Alternatively, make the rights non-transferable.

Cover Page

4. We note that you state the subscription price in the first paragraph. In a prominent manner, please disclose the current selling price of your common shares, as well as the percentage discount that the subscription price is to the current selling price.

Prospectus Summary, page 1

5. We note that you state in the first paragraph that the summary "highlights important features of this offering and the information included or incorporated by reference in this prospectus." However, there is no information in the summary about your business. Please consider adding to the summary information informing investors about your business, the current status of your operations, the challenges you face, and steps you have taken to address these challenges. In addition, state that management has concluded that your disclosure controls and procedures were ineffective, as disclosed on page 25 of your Form 10-K for the fiscal year ended December 31, 2005.

Risk Factors

General

6. Please add a risk factor related to outstanding material legal proceedings, as described on page 12 of your Form 10-K for the fiscal year ended December 31, 2006, including the FFCA proceedings surrounding $2.4 million in unpaid rental payments, if appropriate.

7. Please consider a risk factor related to your return on capital, which Mr. Biglari stated was "dismal" in a letter to shareholders dated May 18, 2005 and posted on your website.

A sale of a substantial number of shares of our common stock, page 6

8. Please clarify whether the shares issuable upon exercise of outstanding stock options are in addition to the 1,188,857 shares of common stock outstanding.

We are controlled by a few stockholders, page 6

9. Please revise to tell what the "certain action" is which you mention in the second sentence.

We are dependent on one key person, page 7

10. Please explain why investment decisions and all major capital allocation decisions are made for your business by Mr. Biglari and not by the Board of Directors and describe the limitations on that authority, if any.

Our investment in marketable securities is highly concentrated, page 7

11. Please disclose the single company in which you have invested and disclose the material terms of the investment. Alternately, cross reference the discussion under Corporate Strategy Development.

We are experiencing a decline in our franchise base, page 8

12. You indicate that you have closed 33 restaurants since January 2004. Please disclose the total number of restaurants that you had at the start of this period and the total that you have today, and indicate the effect this has had on your revenues and net income. In addition, describe the reasons for the restaurant closures and discuss whether further closures may occur if these reasons remain. Finally, discuss why the closures occurred in a generally favorable economic environment and how closures could accelerate in the event of an economic downturn or recession.

13. In addition, in an appropriate place in the prospectus, please disclose the 10-year trend regarding restaurant closings, as described on page 9 of your 10-K for the fiscal year ended December 31, 2005.

We face the risk of adverse publicity, page 9

14. In describing the risk of food-borne illness, please discuss the impact that an outbreak of mad cow disease might have on your business.

Adverse weather conditions could negatively impact, page 10

15. Please revise your disclosure here to incorporate the risk of fire. Include a description of the impact on your business of the two fires you describe on page 14 of your Form 10-K for the fiscal year ended December 31, 2005.

Corporate Strategy Development, page 12

16. Please disclose any plans you have to increase your investment in Friendly Ice Cream Corporation or make other investments in the securities of other companies. In addition, please summarize the limitations that the board has imposed on Mr. Biglari's discretion to make capital allocation and investment decisions.

17. We note the second and third paragraphs here and the discussion in the 10-Q for June 30, 2006. It appears that you may be holding yourself out as an investment company. Please advise as to why you believe you are not required to register under the '40 Act.

Incorporation by Reference, page 23

18. Please incorporate by reference your Current Report on Form 8-K/A filed May 11, 2006.

Part II: Information Not Required in Prospectus

Item 15. Indemnification of Directors and Officers, page II-1

19. The description of your indemnification of directors and officers should be materially complete, without reference to the provisions of formal documents or the law, as contained in the last sentence of this section. Accordingly, please remove the language indicating that the summary in this section is "qualified in its entirety by such documents or law."

Item 16. Exhibits, page II-2

20. Please provide the legal opinion of Cline, Williams, Wright, Johnson & Oldfather, LLP in your next amendment. It should cover both the shares as equity and the rights as enforceable agreements.

21. Please direct us to where the "national, five-year contract with a broadline distributor" as referenced on page 5 of your Form 10-K for the fiscal year ended December 31, 2005 has been filed.

Item 17. Undertakings, page II-2

22. Please include the undertaking related to filings incorporating subsequent Exchange Act documents by reference. Refer to Item 512(b) of Regulation S-K.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: <u>Via Facsimile (402) 397-1806</u>
       Michael Pallesen, Esq.
       Cline, Williams, Wright, Johnson & Oldfather, LLP